Exhibit (a)(5)(Q)

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BRODSKY & SMITH, LLC

Evan J. Smith

esmith@brodsky-smith.com

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Tel: (877) 534-2590

Fax: (310) 247-0160

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

BAHADIR YAVUZ, Individually and on behalf of all others similarly situated,

Plaintiff,	COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

JURY TRIAL DEMANDED
vs.

TUBEMOGUL, INC., BRETT WILSON, AJAY CHOPRA, RUSSELL FRADIN, ASHU GARG, JACK LAZAR, PAUL LEVINE, DAVID TOTH, ADOBE SYSTEMS INCORPORATED and TIGER ACQUISITION CORPORATION,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of TubeMogul, Inc. (“TubeMogul” or the “Company”) against the Board of Directors of TubeMogul (“Individual Defendants” or “Board”) for their violations of §§ 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”),

CLASS ACTION COMPLAINT

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15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. § 240.14d-9(d) (“Rule 14d-9”) and to enjoin the acquisition (“Proposed Transaction”) of the publicly owned shares of TubeMogul common stock by Adobe Systems Incorporated (“Adobe” or “Parent”), through its wholly owned subsidiary Merlin Global Acquisition, Inc. (“Merger Sub” or “Purchaser”).

2. TubeMogul (Nasdaq: TUBE) is a leader in software for brand advertising. By reducing complexity, improving transparency and leveraging real-time data, the Company’s platform enables advertisers to gain greater control of their global advertising spend and achieve their brand advertising objectives. TubeMogul was incorporated in 2007 and is based in Emeryville, California with operations in Kyiv, London, New York, Paris, Sao Paulo, Shanghai, Singapore, Sydney, Tokyo, Toronto and offices across the United States. The Company issued its IPO on July 23, 2014.

3. On November 10, 2016, Adobe announced that it had entered into a definitive agreement (“Merger Agreement”) under which it will commence a tender offer to acquire TubeMogul for $14 per share in cash (“Tender Offer”), for a total purchase price of approximately $540 million net of debt and cash.

4. Concurrently with entering into the Merger Agreement, Adobe and Purchaser entered into Tender and Support Agreements, dated as of November 10, 2016 (the “Tender and Support Agreements”), with defendants Ajay Chopra, Ashu Garg, Brett Wilson, David Toth, Jack Lazar and Russell Fradin as well as certain other Company officers and shareholders (each, a “Supporting Stockholder”), pursuant to which each Supporting Stockholder will tender and not withdraw all outstanding shares that such Supporting Stockholder owns of record or beneficially as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership. As a result of the Tender and Support Agreements, approximately 18.2% of the total of all TubeMogul shares that are outstanding and/or will be issued preceding the Merger are already committed to being tendered.

CLASS ACTION COMPLAINT

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5. The Tender and Support Agreements also provide that, during the period from November 10, 2016 until the earlier to occur of (1) the date the Merger Agreement is validly terminated; or (2) the Effective Time of the Merger (as defined in the Merger Agreement), the Supporting Stockholders will vote their shares against certain alternative corporate transactions (as more fully described in the applicable Tender and Support Agreement), and that Adobe is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to vote the subject shares.

6. The Tender Offer was commenced on November 18, 2016, and is set to expire at one minute past 11:59 p.m., Eastern Time, on Friday, December 16, 2016, unless the offer is extended or earlier terminated.

7. The proposed consideration is woefully inadequate in light of TubeMogul’s true value and its growth prospects. According to Yahoo! Finance, at least one analyst covering TubeMogul has set a price target of $17 per share. Moreover, as recently as April 18, 2016, TubeMogul shares traded as high as $14.46 per share.

8. In addition, during the days following the announcement of the Merger Agreement, TubeMogul stock has traded as high as $14.35 per share. Accounting for the termination fee provision in the Merger Agreement, which requires the Company to pay Adobe $21 million, or approximately 3.9% of the total purchase price net of debt and cash, which is due in the event TubeMogul terminates the Merger Agreement to enter into a superior proposal, this implies that TubeMogul shares may be worth about 6.5% more than the consideration proposed in the Tender Offer.

CLASS ACTION COMPLAINT

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9. Moreover, as noted in a November 22, 2016 article published on seekingalpha.com:1 (i) on the day the Tender Offer commenced, the market value of TubeMogul’s closest competitor, The Trade Desk, was above $1.1 billion, or more than double the valuation of the Company implied in the Tender Offer; (ii) TubeMogul’s own share price during its follow-on (secondary) offering in the end of 2015 was $15.75 per share; and (iii) if Adobe were to replicate TubeMogul’s business instead of acquiring the Company, it would cost Adobe between $570 - 700 million ($15.5 - $19 per share).

10. Indeed, the precedent transactions analysis of TubeMogul’s own financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”), implies a valuation as high as $17.07 for the Company’s shares based on TubeMogul’s own management projections.

11. Moreover, in negotiating the proposed Merger and potential alternatives with the various other interested parties, the Board failed to appoint an independent special committee and instead permitted defendant Brett Wilson, the Company’s Co-Founder, President and Chief Executive Officer (“CEO”), to spearhead the process that ultimately resulted in the execution of the Merger Agreement with Adobe. Moreover, it was defendant Wilson that engaged in the initial conversation with Adobe concerning a potential strategic partnership between TubeMogul and defendant Wilson who suggested further meetings with Adobe executives regarding same.

12. Prioritizing his own interests over those of the Company’s public shareholders, defendant Wilson facilitated the Proposed Transaction with Adobe in order to retain control of the Company and his lucrative position post-Merger.

13. In facilitating the acquisition of TubeMogul by Adobe for inadequate consideration each of the Defendants (defined below) breached and/or aided the other Defendants’ breaches of their fiduciary duties.

[1]	See Microdeity (Yavuz, Bahadir), “TubeMogul’s Value Is Higher Than What Adobe Is Offering,” Seeking Alpha, Nov. 22, 2016. Available at: http://seekingalpha.com/article/4025523-tubemoguls-value-higher-adobe-offering [accessed, Dec. 5, 2016].

CLASS ACTION COMPLAINT

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14. The Board further exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, in addition to the substantial termination fee and the support agreements which lock-up approximately 18.2% of the Company’s shares in favor of the Tender Offer, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or from continuing discussions and negotiations with potential acquirers; (ii) an “information rights” provision that grants Adobe access to any rival bids, the material terms thereof, and the bidder’s identity; and (iii) a “matching rights” provision that provides Adobe with four (4) business days to match any competing superior proposal before the Board can effectuate a Company Adverse Change Recommendation (as defined in the Merger Agreement).

15. These provisions substantially and improperly prevent third parties from making such an alternative bid and impede the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of TubeMogul.

16. In violation of Sections 14(e), 14(d)(4) and 20(a) of the Exchange Act, on November 18, 2016, upon the commencement of the Tender Offer, the Company filed a Schedule 14D-9 Recommendation Statement (“Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”) recommending that TubeMogul shareholders tender their shares in the Proposed Transaction that fails to disclose and/or affirmatively misstates material information, and which prevents shareholders of the Company from making an informed decision regarding the Proposed Transaction. Specifically, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) defendant Wilson’s arrangements or other understandings with Adobe regarding continued service with the post-Merger Company or any of its subsidiaries; and (b) the timing and details of defendant Wilson’s negotiations with Adobe regarding his future employment.

CLASS ACTION COMPLAINT

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17. In light of defendant Wilson’s prominent role in the negotiation of the Proposed Transaction with Adobe, it is highly material to TubeMogul shareholders to know when he negotiated and reached an agreement with Adobe to “continue to lead the TubeMogul team as part of Adobe’s Digital Marketing business” as stated in Adobe’s November 10, 2016 press release announcing the Proposed Transaction. Indeed, despite Adobe’s unequivocal acknowledgment of defendant Wilson’s continued leadership role, the Recommendation Statement affirmatively misstates that:

As of the date of this Schedule 14D-9 [November 18, 2016], none of TubeMogul’s or its subsidiaries’ current directors or executive officers have entered into any arrangements or other understandings with Adobe, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time.

18. The Recommendation Statement also omits and/or misrepresents material information concerning the Board’s deliberations when it “unanimously” approved the Proposed Transaction, which is especially material in light of the foregoing, undisclosed, arrangement of defendant Wilson.

19. Finally, the Recommendation Statement also omits and/or misrepresents material information concerning the data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by Morgan Stanley.

20. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Adobe.

CLASS ACTION COMPLAINT

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JURISDICTION AND VENUE

21. Jurisdiction is founded upon federal question jurisdiction, pursuant to §27 of the Exchange Act, as amended, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 and supplemental jurisdiction pursuant to 28 U.S.C. § 1367.

22. Venue is proper pursuant to 28 U.S.C. § 1391(b)(2) because Defendants systematically conducted business on a regular basis in this District and/or reside in this District and the wrongful conduct complained of herein occurred in this District.

PARTIES

23. Plaintiff is, and at all relevant times was, a continuous stockholder of TubeMogul.

24. TubeMogul is a Delaware corporation with its principal executive offices located at 1250 53rd Street, Suite 2 Emeryville, California 94608.

25. Defendant Wilson co-founded TubeMogul and has served as the Company’s President and Chief Executive Officer since its inception in March 2007.

26. Defendant Ajay Chopra has served on the Board of Directors since 2009.

27. Defendant Russell Fradin has served on the Board of Directors since 2012.

28. Defendant Ashu Garg has served on the Board of Directors since 2010.

29. Defendant Jack Lazar has served on the Board of Directors since 2013.

30. Defendant Paul Levine has served on the Board of Directors since 2016.

31. Defendant David Toth has served on the Board of Directors since 2008.

32. Defendants Wilson, Chopra, Fradin, Garg, Lazar, Levine and Toth are collectively referred to herein as the “Board” or the “Individual Defendants and, collectively with the Company, the “TubeMogul Defendants.”

33. Defendant Adobe is a Delaware corporation. Adobe was originally incorporated in California in October 1983 and was reincorporated in Delaware in May 1997. Adobe maintains its principal executive offices at 345 Park Avenue, San Jose, California 95110-2704. Founded in 1982, Adobe is one of the largest and most diversified software companies in the

CLASS ACTION COMPLAINT

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world. Adobe offers a line of products and services used by creative professionals, marketers, knowledge workers, application developers, enterprises and consumers for creating, managing, delivering, measuring, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media.

34. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Adobe.

35. Collectively, TubeMogul, the Individual Defendants, Adobe and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

36. Plaintiff brings this action on his own behalf and as a class action pursuant to Fed. R. Civ. P. 23 on behalf of all holders of TubeMogul common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

37. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of December 5, 2016, there were over 36 million shares of TubeMogul common stock issued and outstanding. The actual number of public shareholders of TubeMogul will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i)	whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the Recommendation Statement in violation of Section 14(e) and 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

CLASS ACTION COMPLAINT

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ii)	whether the Individual Defendants have violated Section 20(a) of the Exchange Act;

iii)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iv)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

v)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CLASS ACTION COMPLAINT

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SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

38. On November 10, 2016, Adobe issued a press release announcing the Proposed Transaction:

Adobe (Nasdaq: ADBE) today announced it has entered into a definitive agreement to acquire TubeMogul (Nasdaq: TUBE) for approximately $540 million net of debt and cash. Under the terms of the agreement, Adobe will commence a cash tender offer to acquire all of the outstanding common stock of TubeMogul for $14 per share. TubeMogul is a leader in video advertising, with a single platform that enables brands and agencies to plan and buy video advertising across desktops, mobile, streaming devices and TVs. Adobe Marketing Cloud is the world’s most comprehensive and integrated solution for delivering exceptional digital experiences. Adobe’s acquisition of TubeMogul will create the first end-to-end independent advertising and data management solution that spans TV and digital formats, simplifying what has been a complex and fragmented process for the world’s biggest brands.

Video consumption is exploding across all devices and video advertising is the fastest growing advertising category. Adobe is the leader in video content creation and delivery with its Premiere Pro CC and Primetime solutions. Adobe’s acquisition of TubeMogul will enable brands to capitalize on the meteoric shift to online video.

The acquisition of TubeMogul further strengthens Adobe’s leadership in digital marketing and advertising technology. Building upon its expertise in search, display and social advertising planning and delivery with Adobe Media Optimizer, the addition of TubeMogul will enable Adobe’s customers to maximize their video advertising investments across desktop, mobile, streaming devices and TV. TubeMogul’s video advertising platform, combined with Adobe Marketing Cloud, will give customers access to first-party data and measurement capabilities from Adobe Audience Manager (Adobe’s data management platform) and Adobe Analytics respectively.

“Whether it’s episodic TV, indie films or Hollywood blockbusters, video consumption is exploding across every device and brands are following those eyeballs,” said Brad Rencher, executive vice president and general manager, digital marketing, Adobe. “With the acquisition of TubeMogul, Adobe will give customers a ‘one-stop shop’ for video advertising, providing even more strategic value for our Adobe Marketing Cloud customers.”

CLASS ACTION COMPLAINT

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TubeMogul is a video demand-side platform (DSP) leader according to Forrester Research in its Q4 2015 Forrester Wave™ Video Advertising Demand Side Platform report. Adobe and TubeMogul share a long list of joint customers that will benefit from the integration of TubeMogul into Marketing Cloud solutions. Joint customers include Allstate, Johnson & Johnson, Kraft, Liberty Mutual, L’Oréal, Nickelodeon and Southwest Airlines.

“Adobe and TubeMogul share a similar culture and vision for the future of advertising,” said Brett Wilson, CEO and co-Founder, TubeMogul. “The combination of Adobe Marketing Cloud with TubeMogul’s software creates a uniquely comprehensive platform that will help marketers always know what’s working — and act on it. We’re thrilled to call Adobe home and believe this will be a great move for our clients, team and shareholders.”

The transaction, which is expected to close during the first quarter of Adobe’s 2017 fiscal year, is subject to customary closing conditions. The potential financial impact to Adobe of this transaction is not reflected in financial targets previously provided by Adobe. Until the transaction closes, each company will continue to operate independently. Assuming the completion of the transaction, Adobe believes the acquisition of TubeMogul will be neutral to Adobe’s non-GAAP earnings in fiscal year 2017. Due to the absence at this time of certain acquisition-related cost estimates and purchase price accounting, Adobe is currently unable to provide an estimated impact on future GAAP earnings.

TubeMogul CEO Brett Wilson will continue to lead the TubeMogul team as part of Adobe’s Digital Marketing business.

B.	The Unfair Price

39. Pursuant to the Merger Agreement, Adobe will commence a tender offer to acquire TubeMogul for $14 per share in cash, or a total purchase price of approximately $540 million net of debt and cash.

40. The proposed consideration is woefully inadequate in light of TubeMogul’s true value and its growth prospects. Indeed, as recently as April 18, 2016, TubeMogul shares traded as high as $14.46 per share.

41. The Company issued its IPO, priced at $7 per share, on July 23, 2014 and within months thereof TubeMogul shares tripled in price, reaching an all-time high of about $22 per share in December 2014. Over the following two years, TubeMogul shares traded between around $10 to $16, and in the past three months declined from about $12 per share in the end of July 2016 to a low of around $7.31 by the end of October 2016.

CLASS ACTION COMPLAINT

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42. Nevertheless, the Company is poised for a significant turn-around and its true value was not reflected in its pre-Merger announcement share price. Indeed, according to Yahoo! Finance, at least one analyst covering TubeMogul has set a price target of $17 per share and analysts covering TubeMogul estimate that for the current quarter the Company’s earnings will grow 125% compared to (0.01)% for the Company’s industry. For next year, analysts estimate that the Company’s earnings will grow 39.1% compared to just 0.28% for the Company’s industry. Similarly, for the next five years (per annum), analysts estimate that the Company’s earnings will grow 103.2% compared to just 0.25% for the Company’s industry.

43. In addition, on November 9, 2016, the day before the announcement of the Proposed Transaction, TubeMogul reported its financial results for its third quarter ended September 30, 2016, noting the following highlights:

•	GAAP Revenue was $56.1 million, an increase of 21% compared to $46.5 million in the third quarter of 2015.

•	Total Spend1 was $138.3 million, an increase of 34% compared to $103.4 million in the third quarter of 2015.

•	Gross profit was $36.8 million, an increase of 18% compared to $31.1 million in the third quarter of 2015.

44. In the press release announcing the results, defendant Wilson touted the Company’s performance and strong prospects as follows:

We had a strong third quarter and are encouraged by the continued momentum we are seeing across the business. Our results exceeded the midpoint of our guidance across all key metrics, and we are particularly pleased with the improved operating leverage we demonstrated in the quarter. Programmatic TV spend nearly tripled year over year, while other cross screen channels such as social, display and mobile continued to see strong adoption.

As brand advertisers are increasingly seeking to consolidate their spend on a single platform, TubeMogul’s focus on cross-screen planning and automating channels beyond video is positioning us well to win new brands globally.

CLASS ACTION COMPLAINT

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45. Further, during the days following the announcement of the Merger Agreement, TubeMogul stock traded as high as $14.35 per share, 2.5% higher then the consideration in the Tender Offer. Accounting for the termination fee provision in the Merger Agreement, which requires the Company to pay Adobe $21 million, or approximately 3.9% of the total purchase price net of debt and cash, this indicates that TubeMogul shares may be worth almost 6.5% more than the consideration proposed in the Tender Offer.

46. Moreover, among other things: (i) on the day the Tender Offer commenced, the market value of TubeMogul’s closest competitor, The Trade Desk, was above $1.1 billion, or more than double the valuation of the Company implied in the Tender Offer; (ii) TubeMogul’s own share price during its follow-on (secondary) offering in the end of 2015 was $15.75 per share; and (iii) if Adobe were to replicate TubeMogul’s business instead of acquiring the Company, it would cost Adobe between $570 - 700 million ($15.5 - $19 per share). Specifically, as noted in the November 22, 2016 seekingalpha.com article, see n.1, supra, the following analyses further demonstrate the inadequacy of the proposed consideration:

Summary

•	TubeMogul is a brand advertising platform perceived as a leading DSP in ad-tech with many USPs, leveling the playing field in favor of advertisers and brands.

•	Adobe’s 540m offer significantly undervalues TubeMogul. It is 50% below its closest peer The Trade Desk. We use three valuation frameworks to determine TubeMogul’s fair value.

•	We think the TubeMogul board made strategic errors during the bidding process to maximize shareholder value. TubeMogul shareholders should examine their options before tendering.

TubeMogul (TUBE) is an enterprise software company with a SaaS business model that enables brand advertisers, agencies and trade desks to reach their target consumers on every screen and consolidating their spending on a single programmatic Demand Side Platform (DSP). TubeMogul serves world’s largest brands and agencies like L’Oreal, Diageo and IPG, among others. TubeMogul’s strategy is to innovate the video advertising business by continuously developing and adding features that create more transparency, measurability and accountability. TubeMogul’s thought leadership and technology lead has been

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recognized by the industry. Forrester placed TubeMogul’s video advertisement DSP platform in the Forrester Wave leader spot above Google (NASDAQ:GOOG) (NASDAQ:GOOGL) and The Trade Desk (NASDAQ:TTD) at the end of 2015. TubeMogul’s platform has received several industry awards such as The Drum Digital Trading award in 2016.

Tubemogul follows an ambitious roadmap constantly adding highly innovative and differentiating features to its DSP platform. Just in the first nine months of 2016 TubeMogul spent a remarkable 26% of revenues or more than 40 million on R&D. We believe TubeMogul’s continuous investment in its programmatic platform offers the most complete end-to-end solution for brand advertisers compared to competitor products. TubeMogul’s software is highly appreciated by their customers for offering market leading advertising capabilities that are not available elsewhere as well as being transparent and customizable, providing full control to the advertisers. As a result, the number of customers who spend more than a million with TubeMogul grew from 18 to 21 in Q3 2016 from a year ago.

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TubeMogul’s platform stickiness (retention) rate is very high and the largest customers are consolidating their spending on the platform as TubeMogul adds programmatic video advertising on social media platforms, TV, mobile and web as well as offering platform exclusive features such as A/B testing and leveraging the scale of its buying power in the market. Our view is TubeMogul has successfully built a business with material competitive advantages, stickiness and high barriers to entry over the past five years. Client spending has grown 100% CAGR in between 2011 - 2016.

TubeMogul reports its revenues in a few segments. Platform Services, traditionally high touch RFQ and Platform Direct, and low-touch programmatic self-service for digital and programmatic savvy customers. Its business model is

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to acquire customers in the Platform Service segment, educate them (through TubeMogul University training modules) and migrate customers to the 95% gross margin self-service Platform Direct. Cloud SaaS cost economics and cohorts increasing spending on the platform every year allow TubeMogul to increase operating leverage, keeping sales and general costs below its revenue growth rate.

We believe the highly positive feedback of TubeMogul platform’s actual users, exponential growth in customer spending, industry recognition and awards offers an unbiased and accurate assumption that TubeMogul is a company with a wide competitive moat. It has been able to differentiate itself from other ad-tech competition and has significant growth opportunities ahead. We conclude it could be a long-term investment opportunity for the patient investor.

The question we try to answer is what is TubeMogul’s intrinsic value?

We will use several valuation methods to determine the intrinsic value range per share. While company valuations are inexact and resemble art rather than science, using different methods should help us address weaknesses in each framework and look at the company’s valuation from different viewpoints. We deliberately omit DCF based valuation. Interested readers may consult TubeMogul’s own 10Y plan in form SC 14D9 on TubeMogul’s investor relations web site.

Our first approach is direct comparison and benchmarking of key metrics with another publicly listed peer. We choose The Trade Desk. It is a direct competitor to TubeMogul in the same Forrester Wave Digital Advertising leadership quadrant. TTD’s core business is to consolidate video advertising budgets of the same advertisers and agencies as TubeMogul.

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The Trade Desk’s market cap is above $1.1 billion after its recent IPO while TubeMogul pre acquisition announcement was valued less than $300 million and worth $520 million currently. To benchmark the two companies we have selected four metrics that we believe show historical and current performance as well as future expectations in the fast changing and disruptive advertising tech sector.

Metric	Tube	TTD
Past 3 Year Growth Rate	40%	108%
Take rate (avg. 9M 2016)	21%	19%
Gross Margin %	69%	80%
R&D spending to Revenues (9M 2016)	26%	14%

TubeMogul and The Trade Desk are both able to charge about 20% of the spending passing through the platform as revenues and their gross margins are close. The Trade Desk revenues are growing YoY much faster than TubeMogul’s at 108% versus 40% but this is due to 250% YoY exponential growth from 2014 to 2015, from $44.5 to $114 million. This year’s growth is projected to be 70% YoY to $193 million according to the company’s Q3 guidance.

For TubeMogul the difference between profitability and loss is mainly due to high R&D spending. During the past nine months TubeMogul spent $40.5 million to R&D while The Trade Desk was able to generate higher growth by spending only

$17.6 million. Had TubeMogul spent the same R&D/Revenue ratio it would have been break-even, saving $21 million on operating expenses.

TubeMogul seems to be following a different strategy versus Trade Desk, investing more on its platform with higher R&D spending. It is able to charge higher “platform and tech fees” taking above 21% of spending versus The Trade Desk’s 19%. It is also notable TubeMogul’s operating cash flow is in an improving trend and has been positive the last two quarters. We believe this is a strong signal the company is on its way to profitability in 2017.

Comparing TubeMogul with closest peer The Trade Desk, TTD has the better financial edge at the moment. It is profitable, has higher gross margins and currently its strategy is delivering results despite far lower R&D spending.

The market values The Trade Desk at about 8x 2015 revenues today, while post acquisition announcement TubeMogul is valued at 3x 2015 revenues. As TubeMogul is not profitable, applying the TTD 8x price/sales ratio to TubeMogul would be hard to justify. A more conservative and rational multiple for TubeMogul would be between 4 - 6x sales. It is a fast growing company and with the class leading platform in the “winner takes most” cloud platform landscape. TubeMogul should be valued between $750 million to $1 billion in this subjective

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multiple comparison and each share worth between $19 - $26. Given the $14 offer price, Adobe (NASDAQ:ADBE) is buying the leading DSP platform at a fraction of The Trade Desk’s cost from our perspective.

Next, we examine what the company was worth during its secondary offering in Q3 2015, one year after its IPO. TubeMogul raised $83 million from the secondary share sales and price per share paid was still more than 10% above Adobe’s offer at $15.75. TubeMogul was operating cash flow negative then. It is operating cash flow positive now. The narrative for a knowledgeable private buyer is that the value of the company has increased and not decreased.

Finally, we built a model to analyze how much Adobe would need to spend if it wanted to build a similar programmatic DSP business itself. We believe a replication cost approach is both realistic and conservative. The model was developed by Bruce Greenwald for modern value investing. It resembles a high level of due diligence and preferred by value investors who like to determine what a company’s intrinsic value is and if the market is offering an opportunity with a significant margin of safety for them.

We start by taking TubeMogul’s Q3 balance sheet and make the necessary adjustments to reflect actual cost/value as we go through each asset and liability. All figures in calculation are in millions.

Assets

•	Cash: 84. No adjustment needed.

•	Receivables: 182. Adjusting for 1% bad debt, 180.

•	Prepaid expenses: 6. No adjustment needed.

•	PPE: 18. Adjusting for 7 depreciation, it is 25.

•	Other LT assets: 4.

Minus liabilities

•	ST debt: 8

•	Capital lease: 2

•	Accounts Payable: 68

•	Accrued liabilities: 79

•	Other current liabilities: 4

•	LT debt: 2

•	Capital Leases: 3

•	Other LT liabilities: 1

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Adjusted Book Value: $131 million

Now we need to determine the value of customer relationships and the value of TubeMogul’s technology development. We use marketing and sales expenses in the income statement as it represents the real cost of developing customer relationship with customers like L’Oreal, Mondelez, Diageo and others. The total SG&A amount spent by TubeMogul between 2011 until Q3 2016 is $295 million. We estimate weight of sales is 70% of SG&A, or about $200 million. Thus Adobe would need to spend at least $200 million in sales to acquire a similar customer base.

To calculate the value of TubeMogul’s platform we will transform R&D to an asset from an operating expense. Our common sense tells us software features and capabilities developed and implemented in a platform will be used several years by customers rather than consumed in the same quarter. TubeMogul has spent a total of $127 million on R&D since 2011. As an asset R&D has a limited life and must be fully amortized over time. As cloud software we believe it is appropriate to amortize it over five years. Using a five-year straight line amortization we calculate value of technology development must be worth around $95 million.

Adding platform and customer relationship value to the book value we calculate Adobe needs to spend at least $430 million to build its own DSP business. Adobe’s $540 million valuation seems 25% above our valuation. There is still a critical component of valuation is missing from our calculation though, the time value of money and associated cost of capital.

If Adobe started to develop a programmatic DSP platform today it would take 3 - 5 years to reach maturity and market penetration by which time the market would already be dominated by large, consolidated competitors with first mover advantage. We assume a 10% internal rate of return is required by Adobe management to cover its cost of capital to green light projects. Adjusting for 10% return on a three- to five-year investment we calculate replication cost to be between $570 to $700 million. This would be the intrinsic value of TubeMogul for a private buyer looking to enter the programmatic DSP market without a premium. Adobe’s replication cost corresponds to $15.5 - $19 per share. The $15.75 pricing during secondary offering was not very far off.

Conclusion: We believe TubeMogul’s true valuation lies far above Adobe’s $14 offer and should be priced between $15.5 - $26 on intrinsic value basis.

Then why did TubeMogul board unanimously accepted $14 from Adobe?

The job of any company board is to maximize shareholder value during a sale. Did TubeMogul’s board neglect its fiduciary duties and why wasn’t a higher and more importantly a justifiably fair price requested from the suitors? The answer as far as we can discern lies in the SC 14D9 form quoted below. Our interpretation is the board could and should have maximized shareholder value better by keeping

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all three parties in the running and significantly improve the final offer price. Instead Adobe was allowed to dictate the sales process terms and conditions. The board’s hands were tied by Adobe’s activation of exclusivity clause and expiry date. It blocked TubeMogul’s board from continuing talks with two other potential buyers that were still willing to negotiate further. “Between November 5, and the announcement of the execution of the Merger Agreement, representatives of Party C and Party A reached out to Morgan Stanley and to representatives of TubeMogul asking for updates and expressing continued interest in pursuing a transaction. Given the obligations under the exclusivity agreement, neither the representatives of Morgan Stanley nor TubeMogul responded.”

Our recommendation for shareholders is to consider their options. The closing share price at $14.24 on 19/11 implies the market thinks Adobe’s offer is too low as we tried to show. They can either choose to not to tender their shares, sell at the open market or sue. Given the $15.5-$19 intrinsic value we projected from the replication method we would recommend shareholders NOT to tender and demand a fair price for their shares.

47. In fact, even the precedent transactions analysis of TubeMogul’s own financial advisor, Morgan Stanley, implies a valuation as high as $17.07 for the Company’s shares based on TubeMogul’s management projections.

48. As these indicators make clear, TubeMogul, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

C.	The Preclusive Deal Protection Measures

49. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

50. The Merger Agreement contains a strict “no solicitation” provision, which provides that TubeMogul may not solicit, initiate, endorse, knowingly encourage or knowingly facilitate alternative acquisition proposals with other potential acquirors for the Company. Specifically, Section 6.6(a) of the Merger Agreement provides:

Except as permitted by this Section 6.6, during the Pre-Closing Period, the Company shall not, and the Company shall cause the Company Subsidiaries and

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the Representatives of the Company and the Company Subsidiaries not to, (i) solicit, initiate, or knowingly encourage the submission of, any Takeover Proposal or any inquiry, proposal, offer or indication of interest that would reasonably be expected to lead to a Takeover Proposal (a “Takeover Inquiry”), (ii) approve or recommend any Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Takeover Proposal or Takeover Inquiry (or resolve to or publicly propose to do any of the foregoing), (iii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal or Takeover Inquiry, or (iv) terminate, amend, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company or any of the Company Subsidiaries and any Parent (other than Parent); provided, however, that prior to the Offer Acceptance Time, in response to an unsolicited written Takeover Proposal from a third party that has not been withdrawn and that the Company Board determines in good faith (after receiving the advice of its financial advisor and outside counsel) is, or could reasonably be expected to result in or lead to, a Superior Proposal, the Company and its Representatives may (x) furnish information with respect to the Company and the Company Subsidiaries to the person making such Takeover Proposal and its Representatives and afford access to the business, properties, assets, books, records or personnel of the Company and any Company Subsidiary, in each case, pursuant to an Acceptable Confidentiality Agreement and (y) participate or engage in discussions or negotiations with such person making such Takeover Proposal and its Representatives (including to solicit a revised Takeover Proposal), in the case of each of clauses “(x)” and “(y),” if and only if: (1) there shall have been no material breach or violation of the terms of this Section 6.6(a) in connection with such person making such Takeover Proposal; (2) prior to taking any action contemplated in clauses “(x)” or “(y)” with respect to such person, the Company Board shall have determined in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; (3) contemporaneously with furnishing or making available any information to such person, the Company furnishes or makes available such information to Parent (to the extent not previously furnished or made available to Parent); and (4) the Acceptable Confidentiality Agreement between the Company and such person making such Takeover Proposal does not prohibit or restrict the Company in any way from complying with its disclosure obligations to Parent under Section 6.1 and Section 6.6 of this Agreement (without giving effect to the proviso at the end of Section 6.6(c)). Notwithstanding anything to the contrary in this Section 6.6(a), during the Pre-Closing Period, the Company shall not be required to enforce, and shall be permitted to waive, any provision of any standstill or confidentiality agreement solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof), provided that the Company Board shall have determined in good faith (after consultation with outside counsel) that so enforcing or not waiving any such provision of any standstill or confidentiality agreement would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

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51. The Merger Agreement also contains an “information rights” provision, which requires TubeMogul to advise Adobe within one business day of any acquisition proposal or request for nonpublic information that it receives, as well as the identity of the party making the proposal or request and the material terms thereof. In addition, TubeMogul must promptly notify Adobe of all developments in the discussions with any alternative bidder. Specifically, Section 6.6(c) of the Merger Agreement provides:

In addition to the other obligations of the Company set forth in this Section 6.6, the Company shall promptly (within one Business Day) notify Parent in writing of any Takeover Proposal or Takeover Inquiry (and of any material amendments or modifications thereto), or any request for information with respect to any Takeover Proposal or Takeover Inquiry, that is received during the Pre-Closing Period, including the material terms and conditions of any Takeover Proposal, Takeover Inquiry or request received during the Pre-Closing Period (unless the Takeover Proposal or Takeover Inquiry is in written form, in which case the Company shall give Parent a copy thereof and any material amendments or modifications thereto) and the identity of the Person making such Takeover Proposal, Takeover Inquiry or request); provided, however, nothing in this Section 6.6(c) shall require the Company to breach any confidentiality obligations of the Company in existence prior to the date of this Agreement to a Person making a Takeover Proposal that would preclude any of the disclosures contemplated by this Section 6.6(c) regarding such Person’s Takeover Proposal.

52. Moreover, the Merger Agreement restricts the Board’s ability to effectuate a Company Adverse Change Recommendation regarding the Proposed Transaction. In the event that the Board receives an unsolicited proposal, the Board may only effectuate a change of its recommendation in favor of the Proposed Transaction if it first determines in its good faith judgment, after consultation with outside legal counsel, that such proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and that failure to effect such a change of recommendation would constitute a breach of the Board’s fiduciary duties.

53. Further, even after the Board determines that the failure to effectuate a Company Adverse Change Recommendation regarding the Proposed Transaction would result in a breach

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of the Board’s fiduciary duties, the Merger Agreement then provides Parent with “matching rights.” Specifically, the Merger Agreement requires that before the Board may effectuate such a Company Adverse Change Recommendation, TubeMogul must first provide Adobe with at least four business days written notice of its intention to change their recommendation during which time it must negotiate with Adobe to enable it to modify its proposal such that the alternative proposal no longer constitutes a Superior Proposal. Moreover, if Adobe does modify its proposal pursuant to its matching rights, before the Company can effect a Company Adverse Change Recommendation, it must first consult with its outside legal counsel and financial advisor and determine that such alternative proposal still is a Superior Proposal and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement would be inconsistent with its fiduciary duties.

54. Finally, in the event that the alternative proposal is modified such that it again constitutes a superior proposal, TubeMogul must repeat the process again and provide written notice and grant Adobe no less than two business days to renegotiate and modify its proposal.

55. In other words, despite the inadequacy of the proposed consideration, the Merger Agreement gives Adobe access to any rival bidder’s information and allows Adobe a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Adobe and will allow Adobe to piggy-back upon the due diligence of the foreclosed second bidder.

56. The Merger Agreement further provides that the Company must pay Adobe a termination fee of $21 million, or approximately 3.9% of the total purchase price net of debt and cash, following termination of the Merger Agreement under specified circumstances including if TubeMogul enters into a Superior Proposal.

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57. As such, any competing bidder will have to pay a substantial naked premium just to match the inadequate consideration proposed by Adobe. Thus, the deal protection devices unreasonably deter an alternative bidder from making a superior proposal that will adequately compensate the Company’s shareholders.

58. Finally, as part of the Merger Agreement, Parent only requires the tender of a majority of the issued and outstanding shares (assuming the exercise of all outstanding options and the issuance of all shares that the Company is obligated to issue thereon) (the “Minimum Tender Condition”). If the Minimum Tender Condition is satisfied, TubeMogul’s remaining public shareholders that did not wish to accept the Tender Offer will nevertheless loses their equity in the Company and have their shares cancelled and converted into a right to receive the same cash consideration as that provided in the Tender Offer.

59. As noted above, concurrently with entering into the Merger Agreement, Adobe and Purchaser entered into the Tender and Support Agreements with the Supporting Stockholders whereby approximately 18.2% of the total of all TubeMogul shares are locked up in favor of the Proposed Transaction.

60. The Tender and Support Agreements also provide that, during the period from November 10, 2016 until the earlier to occur of (1) the date the Merger Agreement is validly terminated; or (2) the Effective Time of the Merger, the Supporting Stockholders will vote their shares against an alternative proposal and that Adobe is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to vote those shares for the benefit of a transaction with Adobe.

61. These preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company and otherwise dissuade the Board from fulfilling its fiduciary

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duties to TubeMogul shareholders. The circumstances under which third parties may submit an alternative proposal, or where the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal, are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

D.	The Materially Incomplete and Misleading Recommendation Statement

62. On November 18, 2016, upon the commencement of the Tender Offer, the Company filed the Recommendation Statement recommending that TubeMogul shareholders tender their shares in the Proposed Transaction, which fails to disclose and/or materially misrepresents material information to the shareholders of the Company preventing them from making an informed decision regarding the Proposed Transaction. Specifically, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the background of the Proposed Transaction, and, in particular information concerning the employment arrangement between Adobe and defendant Wilson and the Board’s deliberations leading to its “unanimous” approval and recommendation of the Proposed Transaction; and (b) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by the Company’s financial advisor, Morgan Stanley.

Omissions Concerning Background of the Proposed Transaction

63. The Recommendation Statement omits and/or misstates material information concerning the Board’s failure to attempt to secure a better offer from Party A and Party C or how the Board assured itself that they would not have offered a superior proposal to the proposed Transaction. As noted in the Recommendation Statement:

Between November 5, and the announcement of the execution of the Merger Agreement, representatives of Party C and Party A reached out to Morgan Stanley and to representatives of TubeMogul asking for updates and expressing continued interest in pursuing a transaction. Given the obligations under the exclusivity agreement, neither the representatives of Morgan Stanley nor TubeMogul responded.

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64. The Recommendation Statement also fails to provide and/or misstates material information concerning defendant Wilson’s arrangements or other understandings with Adobe regarding his continued service with the post-Merger Company or any of its subsidiaries, and the timing and details of defendant Wilson’s negotiations with Adobe regarding his future employment.

65. According to the Recommendation Statement:

As of the date of this Schedule 14D-9 [November 18, 2016], none of TubeMogul’s or its subsidiaries’ current directors or executive officers have entered into any arrangements or other understandings with Adobe, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time.

66. However, in Adobe’s November 10, 2016 press release announcing the Proposed Transaction, Adobe admitted that:

TubeMogul CEO Brett Wilson will continue to lead the TubeMogul team as part of Adobe’s Digital Marketing business.

67. Given Adobe’s admission that defendant Wilson in-fact has “an arrangement[] or other understanding[] with Adobe, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation,” the Recommendation Statement’s representation to the contrary is clearly false and misleading.

68. In light of defendant Wilson’s prominent role in the negotiation of the Proposed Transaction with Adobe, it is highly material to TubeMogul shareholders to know: (i) when Wilson negotiated and reached this arrangement; (ii) if and when it was disclosed to the Board and how this patent conflict of interest was addressed, if at all; (iii) how this arrangement impacted the “sales process” for the Company; and (iv) whether any other arrangements were made with other Company directors or officers.

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69. Moreover, the Recommendation Statement states that the Board unanimously determined, inter alia: (i) that the Proposed Transaction was fair to and in the best interests of TubeMogul and its stockholders; and (ii) recommended that the holders of shares accept the Tender Offer and tender their shares. Specifically representing as follows:

After discussing potential reasons for and against the proposed transaction (see below under the caption “—Background of the Transactions; Reasons for the Recommendation of the TubeMogul Board—Reasons for Recommendation”), the TubeMogul Board unanimously authorized management, DLA and Morgan Stanley to continue negotiations with Adobe and, subject to the finalization of such negotiations, unanimously (i) determined that the Merger Agreement, including the Offer, the Merger and the other Transactions, were fair to and in the best interests of TubeMogul and its stockholders, (ii) elected that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of the DGCL, (iii) adopted and approved the Merger Agreement and the form of Tender and Support Agreement, declaring the advisability of the Merger Agreement and approving the Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iv) approved the execution, delivery and performance by TubeMogul of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (v) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

70. However, given that (i) TubeMogul’s performance has been strengthening; (ii) its share price was trading at, or near, its historic low (and about a third of its all-time high of about $22 per share at which it traded in December 2014); (iii) the exclusivity agreement between the Company and Adobe precluded Party A and Party C from further communications regarding a potential superior transaction, and they had actually reached out to Morgan Stanley during the final days of the “sales process”; and (iv) that the Proposed Transaction was driven by defendant Wilson, the Company’s conflicted Co-Founder, President and CEO (who will retain leadership of the Company post-Merger), it is highly material to TubeMogul shareholders to know whether any of the other directors had reservations regarding the Proposed Transaction, despite being persuaded to support the Tender Offer, or otherwise believed that the Company should remain a stand-alone entity or explore the potential alternative bids from Party A and Party C.

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71. Indeed, by representing in the Recommendation Statement that the Board’s approval of the Proposed Transaction was “unanimous,” without disclosing any substance of the Board’s deliberations, TubeMogul shareholders are being misled into believing that, despite the significant interest in acquiring the Company by other potential bidders, the Company’s current Board and management were unable to realize the true value in its growth prospects. However, if this were true, it is hard to understand why Adobe has arranged for defendant Wilson to continue leading the Company post-Merger. (Indeed, these issues highlight why the misrepresentation concerning defendant Wilson’s retention are so material.)

Omissions Concerning Management Projections and Morgan Stanley’s Fairness Opinion

72. The Recommendation Statement also fails to disclose material information concerning the financial information prepared by TubeMogul management and/or relied upon by Morgan Stanley in its analysis and in rendering its fairness opinions in support of the Proposed Transaction, as well as certain data and inputs underlying the financial analyses.

73. Specifically, the Recommendation Statement fails to disclose:

a.

In connection with the Discounted Cash Flow Analysis: (i) the “street case” financial information/projections utilized by Morgan Stanley; (ii) how Morgan Stanley extrapolated from those projections for 2019-2026; and the extrapolated projections; (iii) the estimated unlevered free cash flow projections calculated by Morgan Stanley through 2019 from the management case; (iv) how they were derived from the Company’s management’s projections; (v) how and whether they differed from management’s projections disclosed in the Recommendation Statement; (vi) the basis for using a different set of projections, for the “management case” than those provided and disclosed by management; (vii) Morgan Stanley’s extrapolations from the management projections for 2020-

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2026; (viii) how they were derived; (iv) the range of terminal values calculated by Morgan Stanley; (x) which cash flow figures Morgan Stanley utilized to calculate the range of terminal values; (xi) the basis for utilizing a perpetual growth rate ranging from 2.5% to 3.5%; and (xii) the Company’s weighted average cost of capital calculated by Morgan Stanley (which was utilized to determine the applicable range of discount rates);

b.	In connection with the analysis of Public Trading Comparable Analysis: (i) the objective selection criteria for the analyzed companies; (ii) the individually observed metrics and multiples; (iii) the basis for the selected multiple reference ranges; and (iv) the adjustments made by Morgan Stanley to observed revenues;

c.	In connection with the Precedent Transaction Analysis: (i) the objective selection criteria for the analyzed transactions, (ii) the dates and transaction values for each of the selected transactions; and (iii) whether any kind of benchmarking was conducted in relation to the analysis.

*        *        *         *

74. Without the omitted information identified above, TubeMogul’s public shareholders are missing critical information necessary to evaluate whether the Proposed Transaction truly maximizes shareholder value and serves their interests. Moreover, without the key financial information and related disclosures, TubeMogul’s public shareholders cannot gauge the accuracy and reliability of the financial analyses performed by Morgan Stanley and whether they can reasonably rely on its fairness opinion.

75. Based on the foregoing, it is clear that the Board engaged in an extremely flawed process that failed to maximize shareholder value and serve the interests of the Company’s public shareholders.

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76. Accordingly, Plaintiff seeks the following relief, among other things, on his claims related to Defendants’ violations of their fiduciary duties and/or aiding and abetting same, including the omissions/misstatements of material information in connection with the Proposed Transaction, (i) enjoinment of the Proposed Transaction; or (ii) rescission of the Proposed Transaction in the event that it is consummated and to recover damages resulting from Defendants’ misconduct.

FIRST CAUSE OF ACTION

(Against The TubeMogul Defendants for Violations of Sections 14(e) of the Exchange Act)

77. Plaintiff repeats and realleges each allegation set forth herein.

78. During the relevant period, the TubeMogul Defendants disseminated the false and misleading Recommendation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading in violation of section 14(e) of the Exchange Act and SEC Rules promulgated thereunder.

79. By virtue of their positions within the Company, the Individual Defendants were aware of this information and of their duty to disclose this information in the Recommendation Statement. The Recommendation Statement was prepared, reviewed, and/or disseminated by the defendants. The Recommendation Statement misrepresented and/or omitted material facts, including material information about the unfair sale process for the Company, the unfair consideration offered in the Proposed Transaction, and the actual intrinsic value of the Company’s assets. The TubeMogul Defendants were at least negligent in filing the Recommendation Statement with these materially false and misleading statements. The TubeMogul Defendants have also failed to correct the Recommendation Statement and the failure to update and correct false statements is also a violation of section 14(e) of the Exchange Act and SEC Rules promulgated thereunder.

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80. The omissions and false and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares in the Proposed Transaction. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the Recommendation Statement and in other information reasonably available to stockholders.

81. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from immediate and irreparable injury, which the TubeMogul Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against the TubeMogul Defendants for Violation of Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

82. Plaintiff repeats and realleges each allegation contained above as if fully set forth herein.

83. The TubeMogul Defendants have issued the 14D-9 with the intention of soliciting shareholder support for the Proposed Transaction.

84. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

85. SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

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86. In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

87. The 14D-9 violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading.

88. The TubeMogul Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while the TubeMogul Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D- 9 materially incomplete and therefore misleading.

89. The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

90. Plaintiff has no adequate remedy at law.

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THIRD CAUSE OF ACTION

(Against the Individual Defendants for Violation of Section 20(a) of the Exchange Act)

91. Plaintiff repeats and realleges each allegation set forth herein.

92. The Individual Defendants acted as controlling persons of TubeMogul within the meaning of section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of TubeMogul and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

93. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

94. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

95. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

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96. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

97. Plaintiff has no adequate remedy at law.

FOURTH CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

98. Plaintiff repeats and realleges each allegation set forth herein.

99. The Individual Defendants have violated fiduciary duties owed to public shareholders of TubeMogul.

100. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for the public shareholders of TubeMogul the highest value available for TubeMogul in the marketplace.

101. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of TubeMogul because they failed to take steps to maximize the value of TubeMogul to its public shareholders in a change of control transaction and failed disclose, accurately, the material information related to the Proposed Transaction.

102. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their TubeMogul shares. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

103. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

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FIFTH CAUSE OF ACTION

(Against Adobe and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty)

104. Plaintiff repeats and realleges each allegation set forth herein.

105. Adobe and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the public shareholders of TubeMogul, and are participating in such breaches of fiduciary duties.

106. Adobe and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Adobe and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

107. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Recommendation Statement and adopts and implements a procedure or process to obtain the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff rescissory damages;

CLASS ACTION COMPLAINT

Case 4:16-cv-06996    Document 1    Filed 12/06/16    Page 36 of 36

D. Directing the Individual Defendants to account to Plaintiff for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff prays for a jury trial on all issues and in all proceedings so triable.

Dated: December 6, 2016	BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
EVAN J. SMITH
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA 90212
Tel: (877) 834-2590

BROWER PIVEN
A Professional Corporation
Daniel Kuznicki
475 Park Avenue South, 33rd Floor
New York, NY 10016
Tel. (212) 501-9000 Attorneys for Plaintiff

CLASS ACTION COMPLAINT

Case 4:16-cv-06996    Document 1-1    Filed 12/06/16    Page 1 of 2

EXHIBIT “1”

Case 4:16-cv-06996    Document 1-1    Filed 12/06/16    Page 2 of 2

PLAINTIFF’S CERTIFICATION

Yavuz, Bahadir (“Plaintiff”) declares that:

1. I have reviewed the accompanying complaint and have authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff’s counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary. Plaintiff wants to serve as a lead plaintiff in this litigation either individually or as part of a group, and Plaintiff understands that a lead plaintiff is a representative party who must act on behalf of and in the best interests of other class members in directing the action. If Plaintiff is appointed as lead plaintiff individually or as part of a group, Plaintiff is ready, willing and able to diligently fulfill the obligations of a lead plaintiff and representative party.

4. Plaintiff currently owns 5150 shares of TubeMogul, Inc.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form and that Plaintiff’s ability to share in any recovery as a member of the class is unaffected by Plaintiff’s decision to serve as a representative party. Plaintiff has chosen to seek involvement in this litigation as a Lead Plaintiff in order to choose which counsel will represent Plaintiff and the class.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct. Executed this 6th day of December 2016.

/s/ Bahadir Yavuz
Signature

Brower Piven, A Professional Corporation

1925 Old Valley Road

Stevenson, Maryland 21153

Telephone: 410-332-0030

Facsimile:   410-685-1300

www .browerpiven.com

Case 4:16-cv-06996    Document 1-2    Filed 12/06/16    Page 1 of 2

JS-CAND 44 (Rev. 07/16)

CIVIL COVER SHEET
The JS-CAND 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved in its original form by the Judicial Conference of the United States in September 1974, is required for the Clerk of Court to initiate the civil docket sheet. (SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)
I. (a) PLAINTIFFS
BAHADIR YAVUZ, Individually and on behalf of all others similarly situated
(b) County of Residence of First Listed Plaintiff Linden, Flemish Brabant, Belgium
(EXCEPT IN U.S. PLAINTIFF CASES)
(c) Attorneys (Firm Name, Address, and Telephone Number)
Evan J. Smith, Brodsky & Smith, LLC, 9595 Wilshire Boulevard, Suite 900, Beverly Hills, CA 90212, (Tel) (877) 534-2590 Fax: (310) 247-0160
Email: esmith@broadsky-smith.com
DEFENDANTS
TUBEMOGUL, INC., et al.
County of Residence of First Listed Defendant Alameda County, CA
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.
Attorneys (If Known)
II. BASIS OF JURISDICTION (Place an “X” in One Box Only)
1 U.S. Government Plaintiff
2 U.S. Government Defendant
x 3 Federal Question
(U.S. Government Not a Party)
4 Diversity
(Indicate Citizenship of Parties in Item III)
III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an “X” in One Box for Plaintiff and One Box for Defendant)
(For Diversity Cases Only)
PTF DEF PTF DEF
Citizen of This State 1
Citizen of Another State 2
Citizen or Subject of a Foreign Country 3
1 Incorporated or Principal Place of Business In This State 4 4
2 Incorporated and Principal Place of Business In Another State 5 5
3 Foreign Nation 6 6
IV. NATURE OF SUIT (Place an “X” in One Box Only)
CONTRACT
110 Insurance
120 Marine
130 Miller Act
140 Negotiable Instrument
150 Recovery of Overpayment Of Veteran’s Benefits
151 Medicare Act
152 Recovery of Defaulted Student Loans (Excludes Veterans)
153 Recovery of Overpayment of Veteran’s Benefits
160 Stockholders’ Suits
190 Other Contract
195 Contract Product Liability
196 Franchise
REAL PROPERTY
210 Land Condemnation
220 Foreclosure
230 Rent Lease & Ejectment
240 Torts to Land
245 Tort Product Liability
290 All Other Real Property
TORTS
PERSONAL INJURY
310 Airplane
315 Airplane Product Liability
320 Assault, Libel & Slander
330 Federal Employers’ Liability
340 Marine
345 Marine Product Liability
350 Motor Vehicle
355 Motor Vehicle Product Liability
360 Other Personal Injury
362 Personal Injury - Medical Malpractice
CIVIL RIGHTS
440 Other Civil Rights
441 Voting
442 Employment
443 Housing/ Accommodations
445 Amer, w/Disabilities- Employment
446 Amer, w/Disabilities- Other
448 Education
PERSONAL INJURY
365 Personal Injury - Product Liability
367 Health Care/Pharmaceutical Personal Injury Product Liability
368 Asbestos Personal Injury Product Liability
PERSONAL PROPERTY
370 Other Fraud
371 Truth in Lending
380 Other Personal Property Damage
385 Property Damage Product Liability
PRISONER PETITIONS
Habeas Corpus:
463 Alien Detainee
510 Motions to Vacate Sentence
530 General
535 Death Penalty
Other:
540 Mandamus & Other
550 Civil Rights
555 Prison Condition
560 Civil Detainee- Conditions of Confinement
FORFEITURE/PENALTY
625 Drug Related Seizure of Property 2l USC § 881
690 Other
LABOR
710 Fair Labor Standards Act
720 Labor/Management Relations
740 Railway Labor Act
751 Family and Medical Leave Act
790 Other Labor Litigation
79l Employee Retirement Income Security Act
IMMIGRATION
462 Naturalization Application
465 Other Immigration Actions
BANKRUPTCY
422 Appeal 28 USC § 158
423 Withdrawal 28 USC § 157
PROPERTY RIGHTS
820 Copyrights
830 Patent
840 Trademark
SOCIAL SECURITY
861 HIA (1395ff)
862 Black Lung (923)
863 DIWC/DIWW (405(g))
864 SSID Title XVI
865 RSI (405(g))
FEDERAL TAX SUITS
870 Taxes (U.S. Plaintiff or Defendant)
871 IRS-Third Party 26 USC § 7609
OTHER STATUTES
375 False Claims Act
376 Qui Tam (31 USC § 3729(a))
400 State Reapportionment
410 Antitrust
430 Banks and Banking
450 Commerce
460 Deportation
470 Racketeer Influenced and Corrupt Organizations
480 Consumer Credit
490 Cable/Sat TV
x 850 Securities/Commodities/ Exchange
890 Other Statutory Actions
891 Agricultural Acts
893 Environmental Matters
895 Freedom of Information Act
896 Arbitration
899 Administrative Procedure Act/Review or Appeal of Agency Decision
950 Constitutionality of State Statutes
V. ORIGIN (Place an “X” in One Box Only)
1 Original Proceeding 2 Removed from State Court 3 Remanded from Appellate Court 4 Reinstated or Reopened 5 Transferred from Another District (specify) 6 Multidistrict Litigation-Transfer 8 Multidistrict Litigation-Direct File
VI. CAUSE OF ACTION
Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 15 U.S.C. § 78aa and 28 U.S.C. § 1331
Brief description of cause:
Breach of Fiduciary Duty and Violations of the Exchange Act
VII. REQUESTED IN COMPLAINT:
CHECK IF THIS IS A CLASS ACTION UNDER RULE 23, Fed. R. Civ. P.
DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: x Yes No
VIII. RELATED CASE(S),
IF ANY (See instructions):
JUDGE
DOCKET NUMBER
IX. DIVISIONAL ASSIGNMENT (Civil Local Rule 3-2)
(Place an “X” in One Box Only]
x SAN FRANCISCO/OAKLAND
SAN JOSE
EUREKA-MCKINLEYVILLE
DATE: 12/06/2016
SIGNATURE OF ATTORNEY OF RECORD:

Case 4:16-cv-06996    Document 1-2    Filed 12/06/16    Page 2 of 2

JS-CAND 44 (rev. 07/16)

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS-CAND 44

Authority For Civil Cover Sheet. The JS-CAND 44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved in its original form by the Judicial Conference of the United States in September 1974, is required for the Clerk of Court to initiate the civil docket sheet. Consequently, a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case should complete the form as follows:

I. a)	Plaintiffs-Defendants. Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

b)	County of Residence. For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the “defendant” is the location of the tract of land involved.)

c)	Attorneys. Enter the firm name, address, telephone number, and attorney of record. If there are several attorneys, list them on an attachment, noting in this section “(see attachment).”

II.	Jurisdiction. The basis of jurisdiction is set forth under Federal Rule of Civil Procedure 8(a), which requires that jurisdictions be shown in pleadings. Place an “X” in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.

(1)	United States plaintiff. Jurisdiction based on 28 USC §§ 1345 and 1348. Suits by agencies and officers of the United States are included here.

(2)	United States defendant. When the plaintiff is suing the United States, its officers or agencies, place an “X” in this box.

(3)	Federal question. This refers to suits under 28 USC § 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and box 1 or 2 should be marked.

(4)	Diversity of citizenship. This refers to suits under 28 USC § 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked. (See Section III below; NOTE: federal question actions take precedence over diversity cases.)

III.	Residence (citizenship) of Principal Parties. This section of the JS-CAND 44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV.	Nature of Suit. Place an “X” in the appropriate box. If the nature of suit cannot be determined, be sure the cause of action, in Section VI below, is sufficient to enable the deputy clerk or the statistical clerk(s) in the Administrative Office to determine the nature of suit. If the cause fits more than one nature of suit, select the most definitive.

V.	Origin. Place an “X” in one of the six boxes.

(1)	Original Proceedings. Cases originating in the United States district courts.

(2)	Removed from State Court. Proceedings initiated in state courts may be removed to the district courts under Title 28 USC § 1441. When the petition for removal is granted, check this box.

(3)	Remanded from Appellate Court. Check this box for cases remanded to the district court for further action. Use the date of remand as the filing date.

(4)	Reinstated or Reopened. Check this box for cases reinstated or reopened in the district court. Use the reopening date as the filing date.

(5)	Transferred from Another District. For cases transferred under Title 28 USC § 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.

(6)	Multidistrict Litigation Transfer. Check this box when a multidistrict case is transferred into the district under authority of Title 28 USC § 1407. When this box is checked, do not check (5) above.

(8)	Multidistrict Litigation Direct File. Check this box when a multidistrict litigation case is filed in the same district as the Master MDL docket.

Please note that there is no Origin Code 7. Origin Code 7 was used for historical records and is no longer relevant due to changes in statute.

VI.	Cause of Action. Report the civil statute directly related to the cause of action and give a brief description of the cause. Do not cite jurisdictional statutes unless diversity. Example: U.S. Civil Statute: 47 USC § 553. Brief Description: Unauthorized reception of cable service.

VII.	Requested in Complaint. Class Action. Place an “X” in this box if you are filing a class action under Federal Rule of Civil Procedure 23.

Demand. In this space enter the actual dollar amount being demanded or indicate other demand, such as a preliminary injunction.

Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII.	Related Cases. This section of the JS-CAND 44 is used to identify related pending cases, if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

IX.	Divisional Assignment. If the Nature of Suit is under Property Rights or Prisoner Petitions or the matter is a Securities Class Action, leave this section blank. For all other cases, identify the divisional venue according to Civil Local Rule 3-2: “the county in which a substantial part of the events or omissions which give rise to the claim occurred or in which a substantial part of the property that is the subject of the action is situated.”

Date and Attorney Signature. Date and sign the civil cover sheet.